Exhibit 3.1

Amendment to Alcoa Inc. Articles of Incorporation (Effective as of the Separation)

Article FIRST of the Articles of Incorporation is amended so that, as amended, it shall read in its entirety:

“FIRST. The name of the corporation is Arconic Inc.”

Article FIFTH of the Articles of Incorporation is amended by adding at the end thereof a new section “7” stating as follows:

“7. Uncertificated Shares. Shares of Common Stock, or any part thereof, to the extent determined by the Board of Directors, shall be uncertificated; provided that this section 7 shall not apply to shares represented by a certificate until the certificate is surrendered to the corporation.”